UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-36632
FORM 12b-25	CUSIP NUMBER 290846 104

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☐ Form 10-Q        ☐ Form 10-D

☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

EMCORE Corporation

Full Name of Registrant

N/A

Former Name if Applicable

2015 W. Chestnut Street

Address of Principal Executive Office (Street and Number)

Alhambra, California 91803

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by EMCORE Corporation (“EMCORE”) with the Securities and Exchange Commission on April 21, 2023, EMCORE announced a restructuring program (collectively, the "Restructuring") that included the shutdown of the Company’s Broadband business segment (including the Company’s cable TV, wireless, sensing, and chips product lines) and the discontinuance of its defense optoelectronics product line. As previously disclosed in the Current Report on Form 8-K filed by EMCORE with the Securities and Exchange Commission on October 12, 2023, on October 11, 2023 (subsequent to EMCORE's financial year-end),, EMCORE entered into an Asset Purchase Agreement (the “Purchase Agreement”), by and among EMCORE, Photonics Foundries, Inc. (“PF”), and Ortel LLC, a wholly owned subsidiary of PF (the “Buyer”), pursuant to which EMCORE agreed to transfer to the Buyer substantially all of the assets and liabilities primarily related to EMCORE’s cable TV, wireless, sensing and defense optoelectronics business lines (the “Transaction”).

As a result of the Restructuring and Transaction and corresponding adjustments necessary to the financial statements, along with extended one-time work activity related to asset impairments, EMCORE was unable to complete its consolidated audited financial statement close process for the twelve-month period ended September 30, 2023, and therefore unable to compile in a timely manner, without unreasonable effort or expense, the consolidated financial information required to prepare its Annual Report on Form 10-K for the year-ended September 30, 2023 (the “Form 10-K”), within the prescribed time period.

The Company is also in the process of evaluating the effectiveness of its internal control over financial reporting as of September 30, 2023, as a result of identified internal control deficiencies, including the determination as to severity, with respect to but not limited to controls applicable to the Company’s balance sheet classification of assets and liabilities related to insurance policies under financing agreements, amortization of intellectual property research and development costs, general information technology controls and certain system enforced segregation of duties which must also be evaluated in aggregate amongst other control deficiencies. The Company does not anticipate that any of these matters related to the effectiveness of the Company’s internal control over financial reporting will result in any material misstatements or omissions in previously reported financial statements.

Although the Company has not completed the Form 10-K, the Company expects that the financial statements in the Form 10-K will be substantially consistent with the financial information reported in the earnings release the Company furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed December 12, 2023 (the “Earnings Release”). Based on currently available information and consistent with its disclosures in the Company’s most recently filed Quarterly Report on Form 10-Q, management anticipates that the Company will be disclosing in the Form 10-K that the Company’s liquidity condition causes substantial doubt to exist about the Company’s ability to continue as a going concern for at least twelve months from the expected issuance date of the Form 10-K. The Company expects that the Form 10-K, along with the audited financial statements for the fiscal year ended September 30, 2023, will be filed as soon as possible within the 15-calendar day extension period provided by Rule 12b-25.

Cautionary Note Regarding Forward-Looking Statements

The information provided herein may include forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based on the Company’s current expectations about future events. Such forward-looking statements include, without limitation: expectations regarding the filing of the Form 10-K, including the timing thereof; expectations regarding its evaluation of internal control over financial reporting and going concern; and expectation that the financial statements included in the Form 10-K will be substantially consistent with the financial information in the Earnings Release. Additionally, all statements concerning future matters that are not historical are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected including, without limitation: the risk that the review of the Company’s financial statements or evaluation of internal control over financial reporting may not be able to be completed within the expected timeframe; and the risk that the financial statements included in the Form 10-K differs from the financial information in the Earnings Release. You should not rely on these statements without also considering the risks and uncertainties associated with these statements and the Company’s business that are addressed in the Company’s filings with the Securities and Exchange Commission that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company does not intend to update any forward-looking statement to conform such statements to actual results or to changes in expectations, except as required by applicable law or regulation.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tom Minichiello	(626)	293-3400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMCORE Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2023	By:	/s/ Tom Minichiello
Name: Tom Minichiello
Title: Chief Financial Officer